
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 21, 2013

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification Number)*

1 AEC PARKWAY, RICHMOND HEIGHTS, OHIO 44143-1550
(Address of principal executive offices)

(216) 261-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- [ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

- [ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

- [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

- [ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 21, 2013, Scott D. Irwin joined Associated Estates Realty Corporation (the "Company") and was elected to the position of Vice President, General Counsel and Secretary. Bradley A. Van Auken, who previously held the position, has transitioned into a new role with the Company as Vice President and will continue to provide legal counsel for the Company.

Item 7.01 Regulation FD Disclosure.

On January 24, 2013, the Company issued a press release announcing the election of Scott D. Irwin as Vice President, General Counsel and Secretary of the Company effective January 21, 2013. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits.

Exhibits

99.1   Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

January 24, 2013	/s/ Lou Fatica
(Date)	Lou Fatica, Vice President
	Chief Financial Officer and Treasurer